Exhibit H
                              PROPOSED FORM OF NOTICE

                               [RELEASE NO. ______]

                      PROPOSED RECIPROCAL SUPPORT AGREEMENT

                                 ____________, 199


     Northeast Utilities Service Company ("NUSCO"), a Connecticut corporation, Northeast Nuclear Energy Company ("NNECO"), a Connecticut corporation, North Atlantic Energy Service Corporation ("North Atlantic"), a New Hampshire corporation, Connecticut Yankee Atomic Power Company ("CYAPC"), a Connecticut corporation and Yankee Atomic Electric Company ("YAEC"), a Massachusetts corporation, and (collectively, the "Applicants" and each an "Applicant"), have filed an application/declaration with this Commission pursuant to
  Section 13(b) of the Act and Rule 89 thereunder and certain other provisions of the Act and the Commission's rules thereunder. NUSCO NNECO and CYAPC are located at 107 Selden Street, Berlin, Connecticut 06037. North Atlantic is located at Route 1, Lafayette Road, Seabrook, New Hampshire 03874 and YAEC is located at 580 Main Street, Bolton, Massachusetts 01740.

     NNECO and North Atlantic are wholly owned electric utility and service company subsidiaries of Northeast Utilities ("NU"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). NNECO operates and manages Millstone Units 1, 2, and 3, the three nuclear power plants which comprise the Millstone Nuclear Power Station located in Waterford, Connecticut (the "Millstone Units"). North Atlantic operates and manages the Seabrook nuclear plant located in Seabrook, New Hampshire ("Seabrook Station"). CYAPC and YAEC are electric utility subsidiaries of NU and New England Electric System ("NEES"), each a registered holding company under the Act. CYAPC owns and operates the Connecticut Yankee Atomic Power Plant located in Haddam Neck, Connecticut ("Connecticut Yankee"), and YAEC owns and operates the Yankee Nuclear Power Station located in Rowe, Massachusetts ("Yankee-Rowe").1 (Each of the Millstone Units, Seabrook Station, Connecticut Yankee and Yankee-Rowe is referred to herein individually as a "Plant", and they are referred to collectively as the "Plants"). NUSCO is a wholly owned service company subsidiary of NU that provides legal, accounting and other administrative services to companies in the NU System. NNECO, North Atlantic, CYAPC, YAEC, and NUSCO (individually an "Applicant" and collectively the "Applicants"), are "associate compan[ies]" under the Act.

     The Applicants are proposing to enter into a Reciprocal Support Agreement (the "Agreement") for the temporary sharing of employees, equipment and other resources by the four nuclear operators.

     NNECO, North Atlantic, CYAPC, and YAEC (individually an "Operator" and collectively the "Operators") each has employees with specialized knowledge and expertise regarding the operation of its Plant(s) that they wish to make available on a temporary





               1
                Yankee Rowe was shut down in 1992 and is presently being decommissioned.
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  basis to the other Operators in order to more efficiently allocate resources and decrease costs. In addition to services, each of the Operators has equipment that may occasionally be needed by another Operator on a temporary basis, and the Operators may wish to make this equipment available to each other in such circumstances. The Agreement will provide increased economies and efficiencies and improved plant reliability resulting from the sharing of resources and expertise. The Agreement will not provide for the permanent acquisition or transfer of equipment, spare parts or consumables contained in the inventory of any Operator.

  DESCRIPTION OF PROPOSED AGREEMENT

     Under the Agreement, each Operator may temporarily provide technical resources, personnel and equipment to any other Operator and be compensated at "cost," as determined in accordance with the Act and the rules promulgated thereunder. NUSCO will provide billing, accounting and other similar services to facilitate the transactions among the Operators. NUSCO will be compensated for its services by the Operators who receive equipment or services at "cost" determined in accordance with the Act and the rules promulgated thereunder.

     As required by Rule 89 under the Act, the Agreement contains a provision mandating that it be terminated to the extent that performance may conflict with any rule, regulation, or order of the Commission.

     Both North Atlantic and NNECO have agreed to seek Commission approval prior to providing services to entities other than the Joint Owners of their respective nuclear units. Northeast Utilities, et al, H.C.A. Rel. No. 25565 (June 29, 1992). Northeast Nuclear Energy Company, H.C.A. Rel. No. 25950 (December 16, 1993). Therefore, because the Agreement provides that North Atlantic may render services to entities other than the Seabrook Joint Owners (namely NNECO, CYAPC and YAEC) and that NNECO may render services to entities other than the Millstone Units (namely North Atlantic, CYAPC and YAEC), the Agreement requires Commission approval.

     Sharing of resources and personnel between nuclear units is similar to the emergency transfer of resources that occurs routinely on an informal basis throughout the nuclear industry. The Applicant asserts that the Agreement is a logical extension and formalization of that informal procedure and is in the interest of both security holders and customers.

     The Applicants state that they intend to request the Commission's approval, pursuant to the application/declaration, of all transactions contemplated under the Agreement, whether under the enumerated sections of the Act and the rules thereunder or otherwise.

     The application/declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the application/declaration should submit their views in writing by ___________, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the isact or law that are disputed. A person
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  who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application/declaration, as filed or as it may be further amended, may be granted.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.